Claymont Steel Holdings, Inc.

4001 Philadelphia Pike

Claymont, DE 19703

December 14, 2006

Via EDGAR Submission and Facsimile

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:     Andrew Schoeffler

               Re:    Claymont Steel Holdings, Inc.

                         Registration Statement on Form S-1 (File No. 333-136352)

Ladies and Gentlemen:

Claymont Steel Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement referred to above, as amended, to 4:30 p.m., Eastern Time, on Monday, December 18, 2006, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kimberly A. Taylor of Morgan, Lewis & Bockius LLP at (412) 560-3322, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

CLAYMONT STEEL HOLDINGS, INC.

By:	/s/ Jeff Bradley
Name:	Jeff Bradley
Title:	Chief Executive Officer

December 13, 2006

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Claymont Steel Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-136352)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of the Company that the effect date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:30 p.m. EDT on Monday, December 18, 2006 or as soon thereafter as practicable.

Sincerely,

JEFFERIES & COMPANY, INC., as Representative of the several underwriters

By:	/s/ Peter J. Scott
Name:	Peter J. Scott
Title:	Managing Director

December 13, 2006

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Claymont Steel Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-136352)

Ladies and Gentlemen:

The following information with respect to the distribution of the prospectus dated December 6, 2006 is furnished pursuant to Rule 460 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement. The number of prospectuses dated December 6, 2006 as distributed between December 6, 2006 and December 13, 2006 is as follows:

Preliminary Prospectus dated December 6, 2006:

3,400 copies to underwriters, institutional investors, dealers and others.

Sincerely,

JEFFERIES & COMPANY, INC., as Representative of the several underwriters

By:	/s/ Peter J. Scott
Name:	Peter J. Scott
Title:	Managing Director

December 13, 2006

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Claymont Steel Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-136352)

Ladies and Gentlemen:

In connection with the preliminary prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

JEFFERIES & COMPANY, INC., as Representative of the several underwriters

By:	/s/ Peter J. Scott
Name:	Peter J. Scott
Title:	Managing Director